

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2014

Via E-mail
Mr. Seamus Hennessy
Chief Financial Officer
Ruckus Wireless, Inc.
350 West Java Drive
Sunnyvale, CA 94089

> **Re: Ruckus Wireless, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 001-35734**

Dear Mr. Hennessy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.   We are aware of a recently reported statement by your CEO that you "really depend on" Nokia and Alcatel-Lucent with respect to operations in places for which you do not provide direct coverage. In publicly available correspondence with the staff, Nokia and Alcatel-Lucent discuss their operations in Cuba, Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please tell us whether Nokia, Alcatel-Lucent or any other party has provided your products and related services to Cuba, Sudan and Syria. You should respond with respect to both stand-alone products and products that may be integrated as components.

Business

General

2.   In 2013, you had revenues from two customers that each totaled more than 10% of your revenue. The first such customer accounted for 15.2% of revenue, while the other accounted for 12.4%. You had similar revenue concentrations in the nine months ended September 30, 2014. Tell us what consideration you gave to the inclusion of a risk factor discussing your revenue concentrations and highlighting that a small number of customers have typically accounted for a large portion of your revenues each period. Also ensure in the future you name these customers, or provide analysis explaining why such disclosure is not required. Refer to Item 101(c)(1)(vii) of Regulation S-K. In addition, it appears that you should discuss the material terms of such agreements, and tell us why such agreements are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property, page 6

3.   Please tell us what consideration you have given to disclosing the duration of the patents that you hold. To the extent that you continue to derive revenues from a limited number of patents as your risk factor on page 5 suggests, you should include a discussion of your reliance on these patents in your risk factors. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

4.   In future filings, please consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term and the actions that you are taking to address these opportunities, challenges and risks. Refer to Section III.A of SEC Release 33-8350.

Results of Operations, page 33

General

5.   There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source are not disclosed. For instance, you disclose on page 34 that the product revenue increase of $44 million for 2013, was primarily driven by an increase in sales of your gateways, controllers and access points to new and existing end-customers. Similarly, you state that the increase in service revenue of $4.4 million for 2013 was primarily related to the increase in PCS sales in connection with the increased sales of your gateways, controllers

and access points and PCS renewals from your existing customers. We note similar disclosures in your Form 10-Q for the nine-month period ended September 30, 2014. In the future, ensure that you quantify the amount that each source contributed to a material change. In addition, you should remove vague terms such as "primarily" in favor of specific quantifications. For background refer to Section III.D of Release 33-6835.

<u>Executive Compensation, page 78 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 25, 2014)</u>

<u>Equity Incentives, page 27</u>

6.   Although you discuss what you generally considered in determining the amount of equity incentives, you have not discussed the specific considerations that led to the actual amounts awarded. For example, you do not appear to explain why Messrs. Hennessy and Burstein received more equity incentives than Mr. Martin. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara Jacobs
Assistant Director